FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2005
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 9, 2005 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: December 9, 2005

Item 1

Tata Motors Limited Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India
News Release	December 9, 2005

TATA MOTORS, HITACHI, TELCON SIGN NEW AGREEMENT Enhanced scope of cooperation; Hitachi increases stake to 40%

MUMBAI, December 9, 2005: Tata Motors, Hitachi Construction Machinery Co. Ltd. (HCM) and Telco Construction Equipment Company Limited (Telcon), an 80:20 joint venture company between Tata Motors and HCM, today signed an agreement, expanding their scope of cooperation and partnership with HCM increasing its stake in Telcon from 20% to 40%. HCM is a leading Construction Equipment manufacturer with a turnover of around US$ 5 billion. Widely accepted as the foremost in excavator technology, HCM has its own manufacturing operations in Japan, China, Indonesia, Netherlands, France and USA; and distribution network worldwide. Their participation reflects their confidence in the fast growing Indian market and their desire to be a part of the infrastructure building in the country as also to strengthen the relationship with the Tata Group.

The agreement was signed by Mr. R.N. Tata, Chairman of Tata Motors, Mr. S. Dazai, President & CEO of HCM and Mr. J.K. Setna, Chairman of Telcon.

The new shareholders' agreement signed between the three companies envisages greater cooperation between HCM and Telcon. It includes sourcing, by Hitachi, of components and machines from Telcon, introducing newer products of construction equipment in India, setting up a product development facility in India and making Telcon a part of HCM's global network. The new arrangement will help Telcon to significantly improve its product offerings to its customers and make it evolve as a global manufacturing and design hub.

Telcon was set up in 1999 as a wholly owned subsidiary of Tata Motors on the spin-off of the Construction Equipment Business Unit of Tata Motors. Subsequently, in 2000, Tata Motors inducted Hitachi into Telcon by divesting 20% of its shareholding thereby enabling Telcon to have access to newer technologies and processes. Telcon is in the business of designing, manufacturing, assembling, selling, distributing and dealing in all services related to earth moving machinery and construction equipment with manufacturing facilities at Jamshedpur and Dharwad and a marketing and service network covering 65 towns in the country. Its product range presently includes hydraulic excavators, crawler cranes, wheel loaders, backhoe loaders, dumpers and motor graders. In the FY 2004-05, Telcon reported a gross turnover of Rs.926 crores and a PAT of Rs.40 crores. For the first half of FY 2005-06, Telcon reported a gross turnover of Rs.567 crores and PAT of Rs.28 crores. Backed by Tata Motors' and HCM's unmatched quality and support, Telcon holds a leadership position in the construction equipment industry in India.

For further press queries please contact Mr Debasis Ray at +91 22 5665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.